FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2023

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On February 14, 2023, the Registrant issued a press release announcing its unaudited fourth quarter and full year 2022 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 14, 2023	By: /s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Presents Strong Fourth Quarter and Full Year 2022 Results

Q4 revenue of $73 million, up 8% year over year, GAAP operating income of $6 million and Adjusted EBITDA of $10 million

2022 revenue of $240 million, up 12% year over year, GAAP operating income of $10 million and Adjusted EBITDA of $25 million, up 64% YoY

Mr. Isaac Angel, Chairman of the Board, announced his plans to step down. Mr. Ami Boehm named as the new Chairman of the Board

Petah Tikva, Israel – February 14, 2023 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its unaudited results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Revenues of $72.6 million, up 8% compared with $67.0 million in Q4 2021;

•	GAAP operating income of $6.1 million, up 13% compared with $5.4 million in Q4 2021;
•	Non-GAAP operating income of $7.1 million, up 8% compared with $6.6 million in Q4 2021;
•	GAAP net loss of $6.0 million, or $0.11 per share, compared with GAAP net income of $2.1 million, or $0.04 per diluted share, in Q4 2021;
o
GAAP net loss in Q4 2022 includes a one-time tax expense of $12.9 million that was recorded with respect to historical trapped earnings. The Company elected to take advantage of the temporary Israeli tax relief of 2022 and pay a reduced tax rate to allow certain distribution of dividends or acquisitions without additional corporate tax liability in the future;

o	Net income in Q4 2022 excluding this one-time tax expense was $6.9 million;
•	Non-GAAP net income of $7.9 million, or $0.14 per diluted share, compared with $5.6 million, or $0.1 per diluted share, in Q4 2021;
•	Adjusted EBITDA of $10.1 million compared with $10.4 million in Q4 2021.

Full year 2022 Financial Highlights

•	Revenue of $239.8 million, up 12% compared with $215.0 million in 2021;

•	GAAP operating income of $10.0 million, up 4.6x compared to $2.2 million in 2021;

•	Non-GAAP operating income of $13.6 million, up 3.1x compared with $4.4 million in 2021;

•
GAAP net loss of $5.9 million or $0.1 per share, compared with GAAP net loss of $3.0 million in 2021 or $0.05 per share; GAAP net income excluding the above-mentioned one-time tax expense of $12.9 million was $7.0 million;

•	Non-GAAP net income of $10.6 million or $0.19 per diluted share, up 7.3x compared to non-GAAP net income of $1.4 million or $0.03 per diluted share in 2021;

•	Adjusted EBITDA was $25.2 million, up 64% compared with adjusted EBITDA of $15.4 million in 2021.

Forward-Looking Expectations

Management guidance for 2023 are for revenues of between $260 to $280 million, representing year-over-year growth of 13% at the midpoint, GAAP operating income of between $15 to $19 million, representing year-over-year growth of 70% at the midpoint, and Adjusted EBITDA of between $30 to $34 million, representing year-over-year growth of 27% at the mid-point.

Changes in Chairman of the Board Position

Mr. Isaac Angel, Chairman of the Board, announced his plans to step down from his chairman and directorship positions effective March 8, 2023. The Board has appointed Mr. Ami Boehm as the new Chairman of the Board.

Management Commentary

Adi Sfadia, Gilat's CEO, commented: "We are very pleased with our financial results for the fourth quarter, capping off a strong 2022. For both the quarter and the year, we achieved solid revenue growth, strong gross margins, and significant improvement in our profitability-  particularly in our operating income and adjusted EBITDA.

2022 marked key achievements in several strategic areas. We delivered SkyEdge IV, our leading ground segment for next generation satellite communication to over 20 gateways worldwide, enabling hundreds of Gbps of capacity and securing tens of millions of dollars’ worth of contract awards.

We had a record year in Mobility with Inflight Connectivity (IFC), bringing in orders valued at tens of millions of dollars, for both our ground segment platform, modems and our transceiver product line. In the Maritime sector, we secured a new win for SkyEdge IV to enable maritime applications and are making excellent progress with SES on the cruise premium maritime service with SkyEdge IV.

In Cellular Backhaul, we also had a record year with tens of millions of dollars in orders and in Defense, we made progress with important multi-million dollar wins and a growing pipeline."

Mr. Sfadia concluded, "In summary, we are very pleased with our performance over the past year. We look forward to further growth on our top and bottom lines in 2023 as the satellite communications sector strongly gains additional traction. Our pipeline continues to increase and broaden as we continue to see growing demand for our products and services among new as well as existing customers. As we move through 2023, we are increasingly optimistic and as our guidance demonstrates, we expect to maintain our strong momentum ahead.

After an intensive two-year period of helping to rebuild the company following the pandemic’s repercussions, Mr. Isaac Angel has decided to retire as Chairman of the Board, effective March 8, 2023, due to personal time constraints. I would like thank Mr. Angel for his great contribution over the past two years and to wish him success in the future.

The Board has appointed Mr. Ami Boehm as Chairman of the Board effective upon Mr. Angel's departure. On behalf of Gilat, I would like to welcome Mr. Boehm who has been an invaluable Board Member for the last 10 years and I am most pleased that we will now gain even more from his vast experience in directing Gilat to maximize the great potential that we see ahead."

Key Recent Announcements

•	Gilat Awarded Multimillion-Dollar Contract for SATCOM Expansion on Trains in Asia-Pacific
•	Gilat and Intelsat Expand Their Strategic IFC Partnership with Multimillion-Dollar Agreements for the Americas
•	Comlabs Selects Gilat for US Government Critical Communications Requirements

Conference Call Details
Gilat’s management will discuss its fourth quarter and full year 2022 results and business achievements and participate in a question-and-answer session:

Date:             Tuesday February 14, 2023
Start:             09:30 AM EST / 16:30 IST
Dial-in:          US: 1-888-407-2553
                      International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq4-2022

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), impairment of held for sale asset, other expenses, income tax effect on adjustments, one-time changes of deferred tax assets and one-time tax expense related to the release of historical tax-trapped earnings.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income (loss) and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income, adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high-performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Twelve months ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
				As Restated (1)
	Unaudited	Audited	Unaudited

Revenues	$239,840	$214,970	$72,627	$67,024
Cost of revenues	152,932	143,703	44,911	42,328

Gross profit	86,908	71,267	27,716	24,696

Research and development expenses, net	35,640	31,336	10,098	8,452
Selling and marketing expenses	21,694	21,512	5,970	5,685
General and administrative expenses	18,850	15,587	5,525	4,545
Impairment of held for sale asset	771	651	53	651

Total operating expenses	76,955	69,086	21,646	19,333

Operating income	9,953	2,181	6,070	5,363

Financial expenses, net	(2,818)	(1,722)	(102)	(264)

Income before taxes on income	7,135	459	5,968	5,099

Taxes on income	13,063	3,492	11,988	2,969

Net income (loss)	$(5,928)	$(3,033)	$(6,020)	$2,130

Earnings (losses) per share (basic and diluted)	$(0.10)	$(0.05)	$(0.11)	$0.04

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,591,994	56,401,074	56,610,404	56,539,237
Diluted	56,591,994	56,401,074	56,610,404	56,627,907

(1)	The Company restated its previously issued condensed interim consolidated financial statements for the three months ended December 31, 2021.

For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	December 31, 2022			December 31, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
				As Restated (1)		As Restated (1)
	Unaudited			Unaudited

Gross profit	$27,716	73	$27,789	$24,696	71	$24,767
Operating expenses	21,646	(943)	20,703	19,333	(1,147)	18,186
Operating income	6,070	1,016	7,086	5,363	1,218	6,581
Income before taxes on income	5,968	1,016	6,984	5,099	1,218	6,317
Net income (loss)	$(6,020)	13,896	$7,876	$2,130	3,517	$5,647

Earnings (losses) per share (basic and diluted)	$(0.11)	0.25	$0.14	$0.04	$0.06	$0.10

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,610,404		56,610,404	56,539,237		56,539,237
Diluted	56,610,404		56,623,366	56,627,907		56,928,169

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other expenses, and certain taxes on income adjustments (mainly one-time tax expense related to the release of historical tax-exempt earnings and one-time changes to deferred tax assets)

	Three months ended	Three months ended
	December 31, 2022	December 31, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net income (loss)	$(6,020)	$2,130

Gross profit
Non-cash stock-based compensation expenses	73	66
Amortization of intangible assets related to acquisition transactions	-	5
	73	71
Operating expenses
Non-cash stock-based compensation expenses	513	445
Amortization of intangible assets related to acquisition transactions	50	51
Impairment of held for sale asset	53	651
Other	327	-
	943	1,147

Taxes on income	12,880	2,299

Non-GAAP net income	$7,876	$5,647

(1)
The Company restated its previously issued condensed interim consolidated financial statements for the three months ended December 31, 2021.
For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Twelve months ended			Twelve months ended
	December 31, 2022			December 31, 2021
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
						As Restated (1)
	Unaudited			Audited	Unaudited

Gross profit	$86,908	303	$87,211	$71,267	297	$71,564
Operating expenses	76,955	(3,337)	73,618	69,086	(1,882)	67,204
Operating income	9,953	3,640	13,593	2,181	2,179	4,360
Income before taxes on income	7,135	3,640	10,775	459	2,179	2,638
Net income (loss)	(5,928)	16,478	10,550	(3,033)	4,478	1,445

Earnings (losses) per share (basic and diluted)	$(0.10)	$0.29	$0.19	$(0.05)	$0.08	$0.03

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,591,994		56,591,994	56,401,074		56,401,074
Diluted	56,591,994		56,650,362	56,401,074		56,878,852

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset, other expenses, and certain taxes on income adjustments (mainly one-time tax expense related to the release of historical tax-exempt earnings and one-time changes to deferred tax assets)

	Twelve months ended	Twelve months ended
	December 31, 2022	December 31, 2021
		As Restated (1)
	Unaudited	Unaudited

GAAP net loss	$(5,928)	$(3,033)

Gross profit
Non-cash stock-based compensation expenses	293	277
Amortization of intangible assets related to acquisition transactions	10	20
	303	297
Operating expenses
Non-cash stock-based compensation expenses	1,927	1,027
Amortization of intangible assets related to acquisition transactions	201	204
Impairment of held for sale asset	771	651
Other	438	-
	3,337	1,882

Taxes on income	12,838	2,299

Non-GAAP net income	$10,550	$1,445

(1)	The Company restated its previously issued condensed interim consolidated financial statements for the three months ended December 31, 2021.

For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
		As Restated (1)		As Restated (1)
	Unaudited		Unaudited

GAAP net income (loss)	$(5,928)	$(3,033)	$(6,020)	$2,130
Adjustments:
Financial expenses, net	2,818	1,722	102	264
Taxes on income	13,063	3,492	11,988	2,969
Non-cash stock-based compensation expenses	2,220	1,304	586	511
Impairment of held for sale asset	771	651	53	651
Other	438	-	327	-
Depreciation and amortization (*)	11,832	11,214	3,063	3,848

Adjusted EBITDA	$25,214	$15,350	$10,099	$10,373

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Twelve months ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
				As Restated (1)
	Unaudited	Audited	Unaudited

Satellite Networks	$120,381	$115,408	$36,388	$32,252
Integrated Solutions	61,376	50,054	16,329	16,514
Network Infrastructure and Services	58,083	49,508	19,910	18,258

Total revenues	$239,840	$214,970	$72,627	$67,024

(1)	The Company restated its previously issued condensed interim consolidated financial statements for the three months ended December 31, 2021.

For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2022	2021
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$86,591	$81,859
Short-term deposits	-	2,159
Restricted cash	541	2,592
Trade receivables, net	50,644	39,161
Contract assets	24,971	26,008
Inventories	33,024	28,432
Other current assets	19,283	14,607
Held for sale asset	-	4,587

Total current assets	215,054	199,405

LONG-TERM ASSETS:
Restricted cash	13	12
Long-term contract assets	11,149	12,539
Severance pay funds	5,947	6,795
Deferred taxes	18,265	17,551
Operating lease right-of-use assets	3,891	4,478
Other long-term assets	10,737	10,456

Total long-term assets	50,002	51,831

PROPERTY AND EQUIPMENT, NET	76,578	72,391

INTANGIBLE ASSETS, NET	309	640

GOODWILL	43,468	43,468

TOTAL ASSETS	$385,411	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	December 31,
	2022	2021
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$20,668	$19,776
Accrued expenses	50,356	49,202
Advances from customers and deferred revenues	30,531	24,373
Operating lease liabilities	1,941	1,818
Other current liabilities	22,291	13,339

Total current liabilities	125,787	108,508

LONG-TERM LIABILITIES:
Accrued severance pay	6,580	7,292
Long-term advances from customers and deferred revenues	1,041	1,209
Operating lease liabilities	1,890	2,283
Other long-term liabilities	5,988	120

Total long-term liabilities	15,499	10,904

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,711	2,706
Additional paid-in capital	932,086	929,871
Accumulated other comprehensive loss	(6,847)	(6,357)
Accumulated deficit	(683,825)	(677,897)

Total shareholders' equity	244,125	248,323

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$385,411	$367,735

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Twelve months ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
				As Restated (1)
	Unaudited	Audited	Unaudited
Cash flows from operating activities:
Net income (loss)	$(5,928)	$(3,033)	$(6,020)	$2,130
Adjustments required to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	11,608	10,991	3,004	3,789
Impairment of held for sale asset	771	651	53	651
Stock-based compensation of options	2,220	1,304	586	511
Accrued severance pay, net	136	26	44	203
Deferred taxes, net	(627)	1,744	(2,450)	1,694
Decrease (increase) in trade receivables, net	(11,162)	(11,205)	1,108	(8,715)
Decrease in contract assets	2,481	21,412	4,771	78
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(3,445)	(247)	5,208	5,238
Decrease (increase) in inventories	(5,416)	2,449	614	2,796
Increase (decrease) in trade payables	(259)	(711)	(4,574)	2,007
Increase (decrease) in accrued expenses	549	(1,482)	2,316	861
Increase (decrease) in advance from customers and deferred revenue	5,929	(917)	(1,468)	(5,390)
Increase (decrease) in other liabilities	13,957	(2,079)	13,592	(681)
Net cash provided by operating activities	10,814	18,903	16,784	5,172

Cash flows from investing activities:
Purchase of property and equipment	(12,793)	(8,933)	(3,568)	(3,909)
Repayment of (investment in) short term deposits	2,159	(2,159)	-	(2,159)
Investment in financial instrument	(1,536)	-	-	-
Receipts from sale of held for sale asset	4,006	-	4,006	-
Net cash provided by (used in) investing activities	(8,164)	(11,092)	438	(6,068)

Cash flows from financing activities:
Dividend payment	-	(35,003)	-	-
Repayment of long-term loan	-	(4,000)	-	-
Net cash used in financing activities	-	(39,003)	-	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	32	(303)	47	(51)

Increase (decrease) in cash, cash equivalents and restricted cash	2,682	(31,495)	17,269	(947)

Cash, cash equivalents and restricted cash at the beginning of the period	84,463	115,958	69,876	85,410

Cash, cash equivalents and restricted cash at the end of the period	$87,145	$84,463	$87,145	$84,463

(1)	The Company restated its previously issued condensed interim consolidated financial statements for the three months ended December 31, 2021.

For additional information, see Note 2 and Note 17 to the audited consolidated financial statements included in Part III, Item 18 of our 2021 Form 20-F/A filed with the U.S. Securities and Exchange Commission on September 14, 2022.